Exhibit 2

NOVAGOLD RESOURCES INC.

Consolidated Financial Statements

November 30, 2012 and 2011

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Gregory A. Lang                                                                         /s/ David A. Ottewell

Gregory A. Lang                                                                               David A. Ottewell
President & Chief Executive Officer                                              Vice President & Chief Financial Officer

February 11, 2013

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Report on Internal Control over Financial Reporting – U.S.

The management of NOVAGOLD RESOURCES INC. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2012.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for NOVAGOLD RESOURCES INC. as of November 30, 2012, which is included herein.

/s/ Gregory A. Lang                                                                         /s/ David A. Ottewell

Gregory A. Lang                                                                               David A. Ottewell
President & Chief Executive Officer                                              Vice President & Chief Financial Officer

February 11, 2013

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Independent Auditor’s Report

To the Shareholders of NOVAGOLD RESOURCES INC.

We have completed an integrated audit of NOVAGOLD RESOURCES INC.’s (“NOVAGOLD”) 2012 consolidated financial statements and its internal control over financial reporting as at November 30, 2012 and an audit of its 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated financial statements of NOVAGOLD, which comprise the consolidated balance sheets as at November 30, 2012, November 30, 2011 and December 1, 2010 and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended November 30, 2012 and November 30, 2011, and the related notes, which include a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVAGOLD as at November 30, 2012, November 30, 2011 and December 1, 2010 and its financial performance and its cash flows for the years then ended November 30, 2012 and November 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Report on internal control over financial reporting

We have also audited NOVAGOLD’s internal control over financial reporting as at November 30, 2012, based on the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, NOVAGOLD maintained, in all material respects, effective internal control over financial reporting as at November 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 11, 2013

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Consolidated Balance Sheets

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $ (note 28)	December 1, 2010 $ (note 28)
Assets
Current assets
Cash and cash equivalents (note 10)	253,037	60,572	150,167
Accounts and notes receivable (note 11)	2,017	13,974	525
Deposits and prepaid amounts	1,100	1,635	1,702
Inventories (note 12)	-	491	7,690
	256,154	76,672	160,084
Non - current assets
Equity investment – Donlin Gold (note 5)	4,028	2,596	1,889
Equity investment – Galore Creek (note 6)	379,338	386,525	364,839
Notes and other receivables (note 11)	7,673	4,137	4,262
Property, plant and equipment (note 13)	262	1,610	1,607
Mineral properties (note 14)	510	510	27,366
Investments (note 15)	2,883	4,525	5,683
Investment tax credits	3,221	3,221	3,271
Reclamation deposits	1,557	8,900	8,944
Assets held for distribution to the shareholders (note 8)	-	31,034	-
Total assets	655,626	519,730	577,945
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,669	14,802	7,526
Convertible notes (note 16)	71,997	-	-
Embedded derivative liability – convertible notes (note 16)	17,820	-	-
Derivative liability – warrants (note 17)	15,179	-	-
Decommissioning liabilities (note 18)	994	26,574	7,110
Other liabilities	-	-	12,245
	111,659	41,376	26,881
Non - current liabilities
Promissory note (note 5)	67,670	65,979	63,034
Convertible notes (note 16)	-	66,880	61,313
Embedded derivative liability – convertible notes (note 16)	-	58,660	90,465
Derivative liability – warrants (note 17)	-	53,018	658,841
Decommissioning liabilities (note 18)	149	2,602	2,326
Deferred income tax (note 25)	-	6,887	16,752
Other liabilities	105	4,183	11,594
Total liabilities	179,583	299,585	931,206
Shareholders’ equity
Share capital (note 19)	1,518,981	1,288,917	1,117,870
Contributed surplus	7,935	8,629	8,629
Warrants (note 19)	391,574	440,219	-
Share-based payments (note 19)	54,234	38,013	31,453
Accumulated deficit	(1,502,476)	(1,570,117)	(1,512,665)
Accumulated other comprehensive income (loss)	5,795	14,484	1,452
Total equity	476,043	220,145	(353,261)
Total liabilities and equity	655,626	519,730	577,945
Commitments (notes 5, 6 and 22)

(See accompanying notes to consolidated financial statements)

These consolidated financial statements are authorized for issue by the Board of Directors on February 11, 2013. They are signed on the Company’s behalf by:

/s/ Gregory A. Lang, Director                                                                                     /s/ Anthony P. Walsh, Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Consolidated Statements of Comprehensive Income (Loss)

in thousands of Canadian dollars,
except for per share and share amounts
	Year ended November 30, 2012 $	Year ended November 30, 2011 $ (note 28)

Salaries and severance	12,974	10,591
Salaries – share-based payments (note 19)	19,045	8,878
General and administrative	6,317	5,365
Project care and maintenance	5,510	12,380
Professional fees	3,962	4,656
Mineral property expenses	1,788	12,157
Decommissioning expense (note 18)	1,460	20,415
Corporate development and communication	873	500
Foreign exchange (gain) loss	(11,376)	(9,322)
Share of losses – Donlin Gold (note 5)	16,966	21,352
Share of losses – Galore Creek (note 6)	23,452	38,401
Gain on sale of inventories	(1,216)	-
Inventory write down (note 12)	-	6,933
Other gains	(743)	(565)
Operating loss	79,012	131,741

Finance income (note 27)	(1,513)	(1,533)
Finance expense (note 27)	15,574	15,053
Finance costs – net	14,061	13,520

Gain on distribution of assets to shareholders (note 8)	(71,641)	-
Gain on disposition of subsidiary (note 9)	(5,334)	-
Gain on embedded derivative liability (note 16)	(39,955)	(29,761)
Gain on derivative liability (note 17)	(36,901)	(30,322)
Gain on sale of land and equipment (note 11(b))	-	(17,934)
	(153,831)	(78,017)
Income (loss) for the year before income taxes	60,758	(67,244)
Income tax recovery (note 25)	6,883	9,792
Income (loss) for the year	67,641	(57,452)

Other comprehensive income (loss)
Unrealized loss on available-for-sale investments (note 15)	(1,644)	(1,505)
Exchange gain (loss) on translating foreign subsidiaries	(7,049)	14,564
Income tax recovery (expense) (note 25)	4	(27)
Other Comprehensive income (loss) for the year	(8,689)	13,032

Total Comprehensive income (loss) for the year	58,952	(44,420)
Income (loss) per share (note 20)
Basic	0.25	(0.24)
Diluted	0.10	(0.24)

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Consolidated Statements of Changes in Shareholders’ Equity

in thousands of Canadian dollars,
 except share amounts
Share capital
Shares (thousands)	Amount $	Contributed surplus $	Warrants $	Share based payments $	Accumulated deficit $	Accumulated other comprehensive income $	Total $
Balance, December 1, 2010 (note 28)	225,992	1,117,870	8,629	-	31,453	(1,512,665)	1,452	(353,261)
Loss for the year	-	-	-	-	-	(57,452)	-	(57,452)
Other comprehensive income	-	-	-	-	-	-	13,032	13,032
Issuance for acquisition of Copper Canyon	4,171	42,339						42,339
Exercise of warrants	8,925	125,713	-	-	-	-	-	125,713
Conversion of foreign currency warrants	-	-	-	440,219	-	-	-	440,219
Exercise of options	888	2,995	-	-	(2,380)	-	-	615
Share-based payments	-	-	-	-	6,825	-	-	6,825
Performance share unit (“PSU”) expense	-	-	-	-	1,982	-	-	1,982
Deferred share unit (“DSU”) grants	-	-	-	-	133	-	-	133
Balance, November 30, 2011	239,976	1,288,917	8,629	440,219	38,013	(1,570,117)	14,484	220,145
Shares held by a wholly-owned subsidiary	9	-	-	-	-	-	-	-
Balance, November 30, 2011	239,985	1,288,917	8,629	440,219	38,013	(1,570,117)	14,484	220,145

Balance, December 1, 2011 (note 28)	239,976	1,288,917	8,629	440,219	38,013	(1,570,117)	14,484	220,145
Return of capital on Plan of Arrangement	-	(144,858)	-	-	-	-	-	(144,858)
Income for the year	-	-	-	-	-	67,641	-	67,641
Other comprehensive loss	-	-	-	-	-	-	(8,689)	(8,689)
Issued pursuant to financing	35,000	316,417	-	-	-	-	-	316,417
Exercise of options	538	527	-	-	(527)	-	-	-
Exercise of warrants	3,892	54,401	-	(48,645)	-	-	-	5,756
Issued for vested PSU	87	177	-	-	(316)	-	-	(139)
Issued for vested DSU	4	-	-	-	-	-	-	-
Excess value over fair value - PSU	-	-	(694)	-	-	-	-	(694)
Share-based payments	421	3,400	-	-	14,205	-	-	17,605
PSU expense	-	-	-	-	2,666	-	-	2,666
DSU grants	-	-	-	-	193	-	-	193
Balance, November 30, 2012	279,918	1,518,981	7,935	391,574	54,234	(1,502,476)	5,795	476,043
Shares held by a wholly-owned subsidiary	9	-	-	-	-	-	-	-
Balance, November 30, 2012	279,927	1,518,981	7,935	391,574	54,234	(1,502,476)	5,795	476,043

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Consolidated Statements of Cash Flows
in thousands of Canadian dollars
	Year ended November 30, 2012 $	Year ended November 30, 2011 $ (note 28)
Cash flows used in operating activities
Income (loss) for the year	67,641	(57,452)
Items not affecting cash
Depreciation	332	393
Decommissioning liabilities	1,460	20,415
Deferred income tax recovery	(6,883)	(9,793)
Finance costs	9,460	8,811
Foreign exchange gain	(11,747)	(7,129)
Share-based payments	19,045	8,878
Gain on assets distributed to shareholders (note 8)	(71,641)	-
Gain on derivative liability	(36,901)	(30,322)
Gain on embedded derivative liability	(39,955)	(29,761)
Gain on sale of assets	(1,216)	(17,934)
Gain on disposition of subsidiary (note 9)	(5,334)	-
Inventory write down	-	6,933
Share of losses – Donlin Gold (note 5)	16,966	21,352
Share of losses – Galore Creek (note 6)	23,452	38,401
Proceeds from sale of inventory	1,690	-
Cash funding – Donlin Gold (note 5)	(18,479)	(22,042)
Cash funding – Galore Creek (note 6)	(16,266)	(14,063)
Decrease (increase) in reclamation bonds	6,851	(66)
Net change in non-cash working capital
Decrease in trade and other receivables, deposits and prepaid amounts	8,788	257
Increase (decrease) in accounts payable and accrued liabilities	(6,822)	6,826
Decrease in decommissioning liabilities	(28,798)	102
	(88,357)	(76,194)
Cash flows from financing activities
Cash transferred to NovaCopper (note 8)	(40,361)	-
Proceeds from issuance of common shares – net	316,417	614
Proceeds from warrant exercises – net	5,756	13,397
Repayment of note payable for acquisition of Ambler	-	(23,658)
	281,812	(9,647)
Cash flows used in investing activities
Proceeds from sale of subsidiary (note 9)	1,047	-
Proceeds from sale of land and equipment	-	11,736
Acquisition of property, plant and equipment	(569)	(3,530)
Purchase of marketable securities	-	(269)
Expenditures on mineral properties	-	(5,154)
Acquisition of Copper Canyon (note 7)	-	(4,007)
	478	(1,224)
Effect of foreign exchange rate on cash & cash equivalents	(1,468)	(2,530)
Increase (decrease) in cash and cash equivalents during the year	192,465	(89,595)
Cash and cash equivalents – beginning of year	60,572	150,167
Cash and cash equivalents – end of year	253,037	60,572
Supplemental disclosure
Interest received	589	577
Interest paid	5,191	5,330
Non-cash investing activity
Transfer of reclamation liability to BSNC (note 9)	13,955	-
Transfer of reclamation deposit to BSNC (note 9)	13,957	-
Issuance of 4,171,303 common shares for the acquisition of Copper Canyon (note 7).	-	42,339
(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

1 Nature of operations

NOVAGOLD RESOURCES INC. (“NOVAGOLD” or “the Company”) was incorporated under the Companies Act (Nova Scotia) on December 5, 1984. NOVAGOLD is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has a portfolio of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership (“Galore Creek Partnership” or “the Partnership”) owned equally by wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited (“Teck”).

The Company is listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange-MKT (formerly NYSE-AMEX) under the symbol “NG”. The Company’s head office is located at Suite 2300 – 200 Granville Street, Vancouver, BC, Canada V6C 1S4.

2 Basis of preparation and adoption of IFRS

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Previously, the Company prepared its consolidated annual and consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards for years beginning on or after January 1, 2011. Accordingly, the Company has prepared its consolidated financial statements in accordance with the current Canadian GAAP, which has adopted IFRS as if the accounting policies, as described in Note 3, had always been in effect subject to certain transition elections. Note 28 discloses the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those disclosed in our consolidated annual financial statements for the year ended November 30, 2011. The accounting policies applied relate to IFRS in effect for the year ended November 30, 2012.

3 Accounting policies

Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with the IFRS issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations applicable to the preparation of financial statements, including IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Basis of presentation

The Company’s consolidated financial statements include NOVAGOLD RESOURCES INC. and its significant wholly owned subsidiaries, NOVAGOLD Canada Inc., Copper Canyon Resources Inc. (“Copper Canyon”), NOVAGOLD USA Inc., AGC Resources Inc., and NOVAGOLD Resources Alaska Inc. All inter-company transactions and balances are eliminated on consolidation.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

All figures are in Canadian dollars except where noted.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of 90 days or less. Cash equivalents are readily convertible to known amounts of cash and, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Inventories

Inventories consisted primarily of supplies and spare parts that were to be consumed in care and maintenance activities at the Rock Creek project, which were disposed of during the year ended November 30, 2012. The inventories were stated at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment (“PP&E”) are recorded at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of PP&E consists of the purchase price, any cost directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to amortize the cost of PP&E, less their estimated residual value and begins when the asset is substantially put into service. Depreciation of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% and 33%. Depreciation of leasehold improvements is calculated on a straight-line basis over the term of the lease.

An item of PP&E is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Borrowing costs directly attributable to the construction or acquisition of qualifying assets are capitalized directly to the cost of the qualifying asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, these borrowings shall be determined as the actual borrowing costs incurred on that borrowing. To the extent that the funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing cost shall be determined by applying a capitalization rate to the expenditures on that asset.

Where an item of PP&E consists of major components with different useful lives, the components are accounted for separately. Expenditures incurred to replace a component of an item of PP&E that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the consolidated comprehensive income (loss).

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Mineral properties

Mineral property expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Mineral property expenditures are expensed as incurred except for expenditures associated with the acquisition of mineral property assets through a business combination or asset acquisition; all other property exploration and maintenance costs are expensed as incurred.

Mineral properties are assessed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Recoverability of the carrying amount of any mineral property assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Interests in jointly controlled entities

A jointly controlled entity is an entity in which we share joint control over the strategic, financial permitting, development and operating decisions through the establishment of a corporation or partnership. The Company’s investments in the Donlin Gold project and the Galore Creek project are jointly controlled entities accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

Impairment of long lived assets

The Company conducts annual assessments for indications of impairment of long-lived assets, including property, plant and equipment and mining properties. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its net recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). These are typically individual mines or exploration projects. When a recoverable amount is assessed using discounted cash flow techniques, the estimates are based on the detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in income.

Decommissioning liabilities

Decommissioning liabilities for environmental restoration and rehabilitation are recognized at the time that an environmental disturbance occurs or a legal obligation is determined.

Liabilities are measured at the present value of the expenditures expected to be required to settle the obligation using a risk-free pre-tax discount rate. Estimated costs included in the determination of the liability reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation. Changes in the liability due to changes in the estimated costs are included in profit or loss. Increases in the liability due to passage of time are included in finance costs.

Current and deferred income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investment in subsidiaries, associates, and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional and presentation currency. The Company’s key subsidiaries, NOVAGOLD USA Inc., NOVAGOLD Resources Alaska Inc. and AGC Resources Inc., and jointly controlled entity, Donlin Gold LLC, all have a U.S. dollar functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

Foreign operations

The results and financial position of all the entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

(b)
Income and expenses for each statement of income are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(c)	All resulting exchange differences are recognized as a separate component of equity accumulated other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Share-based payments

The Company operates a stock option plan and a performance share unit (“PSU”) plan, under which the entity receives services from employees as consideration for equity instruments (options or shares) of the Company. The fair value for the share units are recognized in earnings over the related service period. The total amount to be expensed related to options is determined by reference to the fair value of the options granted including any market performance conditions and the impact of any non-vesting conditions; and excluding the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit and loss, with a corresponding adjustment to equity. The fair value of stock options is estimated at the time of grant using the Black‐Scholes option pricing model, and the fair value of the PSUs is measured at the grant date using a Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk‐free interest rate over the life of the PSU, to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period.

The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs.

The Company grants directors deferred share units (“DSUs”), whereby each DSU entitles the directors to receive one common share of the Company when they retire from the Company. The fair value of the DSUs is measured at the date of the grant in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. The fair value is recognized in consolidated statement of income (loss) over the related service period.

Financial instruments

Classification

The Company classifies its financial assets in the following categories: at fair value through the consolidated comprehensive income (loss), loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets and liabilities at fair value through the consolidated comprehensive income (loss)

Financial assets and liabilities at fair value through the consolidated comprehensive income (loss) are financial assets and liabilities held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading. Assets and liabilities in this category include embedded derivatives and derivatives.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for where maturities are greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise cash and cash equivalents, trade and other receivables, and reclamation deposits.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.  Available-for-sale financial assets include investments that are held at fair value.

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the group commits to purchase or sell the asset.  Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through the consolidated comprehensive income (loss). Financial assets carried at fair value through the consolidated comprehensive income (loss), are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through the consolidated comprehensive income (loss) are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through the consolidated comprehensive income (loss)’ category are presented in the income statement in the period in which they arise.

Financial liabilities such as accounts payable and convertible debt are carried at amortized cost; whereas embedded derivatives and derivatives liabilities are carried at fair value.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the consolidated statement of income as part of the finance expense.

Impairment of financial assets

(a) Assets carried at amortised cost

The Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired at the end of each reporting period. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The group first assesses whether objective evidence of impairment exists. Some of the criteria utilized to determine if there is objective evidence of an impairment loss includes financial difficulty of the obligor, default or delinquency of payments, bankruptcy or other financial reorganisation, change in the active market for that financial asset, or other observable data indicating a decrease in estimated future cash flows.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statement of income.

(b) Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the carrying amount and the current fair value, is removed from equity and recognized in the consolidated statement of income.

New accounting pronouncements

Unless otherwise noted, in the Company’s case the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015 and IAS1 which is after December 1, 2012, with earlier application permitted.  The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

•
IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through the profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

•
IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

•
IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

•
IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

•
IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

•
There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

•
IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

•
IFRS 7 Financial Instruments: Disclosures has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets.  The amendment is applicable for annual periods beginning on or after January 1, 2013, with earlier application permitted.

4 Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amount of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amount of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas of judgment:

i.	recoverability of the carrying amount of investments (Note 15) and mineral properties (Note 14);
ii.	inputs used in determining the fair value of share based compensation (Note 19), embedded derivative (Note 16) and derivative instruments (Note 17);
iii.	determination of the expected life in measuring the convertible notes (Note 16);
iv.	inputs used in measuring the deferred income tax liability (Note 24); and
v.	inputs used in measuring decommissioning liabilities (Note 18).

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Determination of the fair value of share-based compensation, embedded derivative related to the convertible debt and the derivative instruments

In order to compute fair values, the Company uses option pricing models that require management to make estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates and forfeiture rates.

Determination of the value of convertible notes.

The valuation of convertible notes requires discounted cash flow analyses that involve various estimates and assumptions. The Company must assess the likelihood of convertible note holders demanding repayment of the convertible notes on May 1, 2013 to estimate the expected cash flows.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company’s accounting policy requires the recognition of a decommissioning liability when the obligation occurs

Decommissioning liabilities are periodically reviewed to reflect known developments, including updated cost estimates. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.  The following are accounting items which involve judgment:

(a)	Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

(b)	Decommissioning liabilities

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those relating to site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

5 Equity investment - Donlin Gold

On December 1, 2007, together with Barrick Gold U.S. Inc., the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold LLC require the approval of both companies.

Under IAS 31, the Company determined that Donlin Gold LLC is a jointly controlled entity and chose to account for its investment in Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor's pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The investment in Donlin Gold LLC is accounted for using the equity method as follows:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Balance – beginning of year	2,596	1,889
Funding	18,479	22,042
Share of losses	(16,966)	(21,352)
Foreign exchange	(81)	17
Balance – end of year	4,028	2,596

The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of Donlin Gold LLC:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Current assets: Cash, prepaid and other receivables	4,836	3,473	3,063
Non-current assets: Property, plant and equipment	732	692	420
Current liabilities: Accounts payable and accrued liabilities	(1,383)	(1,491)	(1,461)
Net assets	4,185	2,715	2,022

	Year ended November 30, 2012 $	Year ended November 30, 2011 $
Depreciation	176	113
Mineral property expenditures	16,790	21,239
Total expenses	16,966	21,352

The Company’s share of commitments contracted by Donlin Gold LLC at November 30, 2012 was $0.6 million.

As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s expenditures of US$128.6 million at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of NOVAGOLD’s share of future mine production cash flow. The Company has recorded US$16.5 million in accrued interest since the inception of the promissory note. As of November 30, 2012, the promissory note had a carrying value of $67.7 million (US$68.1 million). Interest of US$3.4 million (2011: US$3.3 million) for the year ended November 30, 2012 was expensed. Both parties are currently sharing development costs on a 50/50 basis.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

6 Equity investment – Galore Creek

The Galore Creek Partnership was formed in May 2007 to advance the Galore Creek project in British Columbia, Canada, with Teck Metals Ltd. (“Teck”). Teck funded costs for the Galore Creek project of approximately $373.3 million, at which point the Company and Teck have equally funded all costs for the Galore Creek project.

For the year ended November 30, 2012, the Company and Teck each contributed $16.3 million. The Galore Creek Partnership is a jointly controlled entity under IAS 31 accounted for under the equity method of accounting.

The investment in the Galore Creek project is accounted for using the equity method as follows:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Balance – beginning of year	340,511	364,839
Funding	16,266	14,063
Share of losses	(23,452)	(38,401)
Balance – end of year	333,325	340,511
Acquisition of Copper Canyon (note 7)	46,013	46,013
	379,338	386,524

The Company was required to record its investment in the Galore Creek Partnership at fair value upon conversion to IFRS (Note 28). In addition, the Galore Creek Partnership has elected to capitalize exploration and evaluation costs as their policy choice under IFRS 6. This is different to the Company’s policy choice. The 50% share of the Galore Creek Partnership’s assets and liabilities is shown on this basis. The 50% share of the Galore Creek Partnership’s assets, liabilities and operations summarized from the financial information of the Partnership is presented below. The summarized financial information below does not reflect the effects of differences between NOVAGOLD’s and Galore Creek Partnership’s accounting policy for Mineral properties. Therefore, the Company’s investment in Galore Creek does not equal 50% of the net assets recorded by the Galore Creek Partnership. The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of the Galore Creek Partnership:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Current assets: Cash, prepaid and other receivables	1,509	3,107	1,135
Non-current assets: Property, plant and equipment, mineral properties, and reclamation bond	349,161	337,020	336,016
Current liabilities: Accounts payable and accrued liabilities	(1,237)	(2,671)	(1,067)
Non-current liabilities: payable to related party	(2,194)	(2,244)	(2,594)
Non-current liabilities: decommissioning liabilities	(6,835)	(6,835)	(6,835)
Net assets	340,404	328,377	326,655

	Year ended November 30, 2012 $	Year ended November 30, 2011 $
Depreciation	6,480	6,480
Care and maintenance expense	4,962	4,423
Exploration expense	12,010	13,719
Impairment of power transmission rights	-	13,779
Total expenses	23,452	38,401

The Company’s share of commitments contracted by the Galore Creek Partnership’s operating entity, the Galore Creek Mining Corporation, at November 30, 2012 is $0.8 million.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

7  Acquisition of Copper Canyon

On May 20, 2011, under a plan of arrangement the Company acquired all of the issued and outstanding common shares of Copper Canyon. Copper Canyon shareholders received common shares of the Company on the basis of 0.0735 of a NOVAGOLD common share and $0.001 in cash for each common share of Copper Canyon. The Company issued 4,171,303 common shares to Copper Canyon shareholders valued at a price of $10.15 per share, the closing price of the Company’s shares on the TSX on the closing date of the transaction, and paid the shareholders of Copper Canyon $57,000.

The transaction was accounted for as an asset acquisition, with the excess of consideration over book value acquired of $46.0 million, attributed to the Company’s equity investment in Galore Creek Partnership for accounting purposes (Note 6).  The allocation was as follows:

 in thousands of Canadian dollars
May 20, 2011 $
Issuance of 4,171,303 NOVAGOLD shares	42,339
Cost of subscription of shares in Copper Canyon	2,318
Cash consideration	57
Transaction costs	1,742
Purchase consideration	46,456

The purchase price was allocated as follows:
Net working capital acquired	443
Mineral properties	46,013
Net identifiable assets	46,456

8 Assets held for distribution to shareholders

On April 30, 2012, the Company completed a plan of arrangement under the Nova Scotia Companies Act pursuant to which it spun-out NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company which held the Ambler assets, to the Company’s shareholders (the “Arrangement”).  Under the Arrangement, each shareholder of the Company received one share of NovaCopper for every six shares held of the Company.

Upon completion of the Arrangement, the Company recorded a non-taxable gain of $71.6 million on the spin out of NovaCopper, as the Company was required to recognize the fair value of the Upper Kobuk Mineral Project (“UKMP”) and the Ambler district net assets which had a book value of $31.0 million (note 14).  The fair value was based on NovaCopper’s volume weighted-average trading price on the TSX for the five trading days commencing on the sixth trading day following the Effective Date. The spin out was accounted for as a return of capital with a $144.9 million charge to shareholders’ equity.

The fair value of the UKMP and Ambler district net assets transferred under the Arrangement is summarized in the table below:

in thousands of Canadian dollars
April 30, 2012 $
Cash	40,361
Deposits and prepaids	763
Due from related party	715
Long term assets:
Plant and equipment	1,459
Mineral properties	103,030
Accounts payable and accrued liabilities	(1,470)
Fair value of the net assets distributed to shareholders	144,858

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

9 Disposition of Rock Creek project and subsidiary

On November 1, 2012, the Company completed the sale of its wholly owned subsidiary, Alaska Gold Company LLC (“AGC”), which owned the Rock Creek property (“Rock Creek”) in and around Nome, Alaska to Bering Straits Native Corporation (“BSNC”) for $6.0 million.  The Company received $1.0 million cash, $5.0 million (face value) note receivable bearing 3% interest payable over five years (Note 11) and a net profits interest which entitles the Company to receive 5% of all future net profits generated from ore extracted from Rock Creek.  The net profits interest has been ascribed a nil value. The Company also transferred the remaining Rock Creek closure reclamation deposit of $14.0 million (US$13.4 million) to BSNC, which assumed full responsibility and liability for the remainder of the Rock Creek reclamation activities as requested by the State of Alaska (Note 18).

The financial position and results of operations of AGC have been consolidated with those of the Company until the date of disposition.  The Company recognized a gain of $5.3 million on the date of disposition, calculated as follows:

in thousands of Canadian dollars
November 1, 2012 $
Net proceeds:
Cash	1,047
Promissory note	4,440
5,487
Net assets sold and derecognized:
Cash	1
Accounts receivable and prepaid	29
Mineral properties	123
Reclamation deposit – Rock Creek	13,957
Accounts payable and accrued liabilities	(2)
Decommissioning liabilities – Rock Creek	(13,955)
153
5,334

10 Cash and cash equivalents

The Company’s cash is held with a large Canadian bank with an S&P rating of AA-.

11 Accounts and other receivables
in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Accounts receivable	713	638	440
Note receivable (a)	-	13,319	-
Note receivable from BSNC (b)	4,452	-	-
Receivable from related parties	137	17	85
Receivable from Galore Creek Partnership (c)	4,388	4,137	4,262
	9,690	18,111	4,787
Current portion	2,017	13,974	525
Non-current portion: receivables	7,673	4,137	4,262
	9,690	18,111	4,787

(a)
On March 14, 2011, the Company divested its patented alluvial gold mining claims near Nome, Alaska, held by AGC, for a purchase price of US$21.0 million to be paid in three installments over two years. The Company received US$7.0 million in 2011 and the remaining US$14.0 million in 2012.

(b)
On November 1, 2012, the Company completed the sale of AGC and the Rock Creek property. Consideration included a US$4.4 million note receivable from BSNC, payable over five years. The note bears a 3% interest per annum and the principal is payable in five equal installments on the anniversary of the issue date. The Company used a discount rate of 7% to determine the value of the note receivable.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(c)	Receivable from the Galore Creek Partnership for a reclamation bond on the Galore Creek property.

12 Inventories

During the year ended November 30, 2011, management reviewed the valuation of its supplies inventory and recorded a net write down of $6.9 million to net realizable value. The write down resulted from the decision to initiate closure of the Rock Creek project during the year ended November 30, 2011.

13 Property, plant and equipment

in thousands of Canadian dollars
Cost:	Land $	Equipment $	Office furniture and equipment $	Leasehold improvements $	Vehicle $	Total $
Balance, December 1, 2010	1,265	-	1,520	575	79	3,439
Additions	-	1,424	161	53	-	1,638
Disposals	(1,078)	-	-	-	(79)	(1,157)
Cumulative translation adjustment	(59)	47	-	-	-	(12)
Balance, November 30, 2011	128	1,471	1,681	628	-	3,908
Additions	-	469	99	-	88	656
Assets distributed to shareholders	-	(1,899)	(88)	-128)sals	(88)	(2,075)
Disposals	(128)	-	-	-	-	(128)
Cumulative translation adjustment	-	(41)	1	-	-	(40)
Balance, November 30, 2012	-	-	1,693	628	-	2,321
Accumulated Depreciation:
Balance, December 1, 2010	-	-	(1,449)	(327)	(56)	(1,832)
Depreciation	-	(341)	(105)	(65)	-	(511)
Disposals	-	-	-	-	56	56
Cumulative translation adjustment	-	(11)	-	-	-	(11)
Balance, November 30, 2011	-	(352)	(1,554)	(392)	-	(2,298)
Depreciation	-	(128)	(117)	(65)	-	(310)
Assets distributed to shareholders	-	480	69	-	-	549
Cumulative translation adjustment	-	-	-	-	-	-
Balance, November 30, 2012	-	-	(1,602)	(457)	-	(2,059)
Net book value:
December 1, 2010	1,265	-	71	248	23	1,607
November 30, 2011	128	1,119	127	236	-	1,610
November 30, 2012	-	-	91	171	-	262

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

14 Mineral properties

in thousands of Canadian dollars
Exploration and evaluation	Ambler, Alaska, U.S.A. $	San Roque, Argentina $	Total $
Balance, December 1, 2010	27,252	114	27,366
Additions	4,076	396	4,472
Cumulative translation adjustment	(294)	-	(294)
Distributed to shareholders (note 8)	(31,034)	-	(31,034)
Balance, November 30, 2011	-	510	510
Balance, November 30, 2012	-	510	510

15 Investments

The Company’s investments are classified as available-for-sale and are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at November 30, 2012 was $4.6 million (2011: $4.6 million) and total unrealized holding loss for the year ended November 30, 2012 was $1.6 million (2011: $1.5 million).

The investments include 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at November 30, 2012: $0.8 million) and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at November 30, 2012: $0.2 million). Both companies have a director and a major shareholder in common with NOVAGOLD.

16 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$ 92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The conversion rate and accordingly the number of shares issuable were adjusted as a result of the NovaCopper spin out which reduced the conversion rate from US$10.61 to US$9.656 per common share. A total of 9,838,442 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest (“put option”). Due to the put option, the Company does not have the unconditional right to defer settlement of the liability for more than 12 months as at November 30, 2012 and as such has recorded the instrument, comprising the embedded derivative and the convertible notes as a current liability on the Balance Sheet.

As the Notes are denominated in US dollars, a currency different from the functional currency of the Company, an embedded derivative is recognized as a liability. The embedded derivative is recorded at fair value and re-measured each period with the movement being recorded as a gain or loss in consolidated income (loss). The Notes are classified as a liability, less the portion relating to the embedded derivative feature. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 18.06% rate implicit in the calculation, the difference of $43.7 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Balance, beginning of the year	66,880	61,313
Accretion expense	6,909	5,745
Foreign exchange revaluation	(1,792)	(178)
Balance, end of the year	71,997	66,880

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

The fair value of the embedded derivative is composed of the conversion feature of the Note and the Put option.  The embedded derivative had been valued using the Black-Scholes pricing model and it is considered a Level 3 financial instrument in the fair value hierarchy because the value model has significant unobservable inputs.  Due to the price of the Company’s shares in the fourth quarter of 2012, management reassessed the likelihood that Note holders will exercise their Put option on May 1, 2013. The Company had assessed the embedded derivative within the Note to be the difference between the fair value of the Note on November 30, 2012 and discounted value of the cash flows resulting from the potential exercise of the put option of US$ 97.2 million on November 30, 2012 at the effective interest rate of 18.06%.

The assumptions used in the pricing model for each period are provided below.

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Average risk-free interest rate	1.13%	1.10%	2.53%
Expected life	2.42	3.42	4.42
Expected volatility	59.74%	78.43%	81.03%
Expected dividends	Nil	Nil	Nil

	in thousands of Canadian dollars
Embedded derivative liability - convertible notes	November 30, 2012 $	November 30, 2011 $
Balance, beginning of the year	58,660	90,465
Gain on embedded derivative liability	(39,955)	(29,761)
Foreign exchange revaluation	(885)	(2,044)
Balance, end of the year	17,820	58,660

17 Derivative liability – warrants

The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price denominated in U.S. dollars. The Company has determined that such warrants with an exercise price denominated in a currency that is different from the entity’s functional currency are classified as a derivative liability based on the evaluation of the warrant’s settlement provisions, and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the consolidated income (loss).

In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The expiry date remains unchanged at January 21, 2013. The terms of the remaining 5.1 million warrants were unchanged. The conversion of the currency denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants. Subsequent to November 30, 2012, all of the remaining warrants were exercised (Note 29).

The fair value of the derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered a Level 3 financial instrument in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each period are provided below.

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Average risk-free interest rate	1.07%	1.01%	1.75%
Expected life	0.14 year	1.15 years	2.15 years
Expected volatility	22.33%	59.38%	85.21%
Expected dividends	Nil	Nil	Nil

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Balance, beginning of the year	53,018	658,841
Gain on derivative liability for the year	(36,901)	(30,322)
Foreign exchange revaluation	(938)	(485,990)
Conversion of warrants to equity	-	(89,511)
Balance, end of the year	15,179	53,018

18 Decommissioning liabilities

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Balance, beginning of the year	29,176	9,336
Increases to existing provisions	1,460	20,415
Expenditures during year	(15,388)	(1,009)
Transferred to BSNC (note 9)	(13,955)	-
Foreign exchange revaluation	(150)	434
Balance, end of the year	1,143	29,176
Current	994	26,574
Non-current	149	2,602
Total	1,143	29,176

The Company’s decommissioning liabilities consist of remaining reclamation for the Nome Gold project.  Significant reclamation and closure activities include land rehabilitation and other costs.

19 Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series

(a)	Share Capital

In January 2012, the Company issued 313,675 shares to the outgoing and incoming Chief Executive Officers as part of their employment agreements.

In February 2012, the Company completed an equity financing and issued 35,000,000 common shares at US$9.50 per common share for gross proceeds of US$332.5 million. The net proceeds to the Company, after deducting underwriters’ fees and issuance expenses of $14.6 million, were $316.4 million.

In November 2012, the Company issued 108,141 shares to the Company’s two new executive officers as part of their employment agreements.

(b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single holder may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost over the tranche’s vesting period over the respective vesting period for the stock options.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

For the year ended November 30, 2012, the Company granted 4,612,650 (2011: 1,279,700) stock options at a weighted average fair value of $8.68 (2011: $13.91). For the year ended November 30, 2012, 1,026,977 options were exercised at a weighted average exercise price of $3.13 and the weighted average share price for all options exercised in the year was $6.90. As at November 30, 2012, there were 2,964,920 non-vested options outstanding with a weighted average exercise price of $7.08; the non-vested stock option and PSU expense not yet recognized was $2.5 million (2011: $1.9 million) to be recognized over the next two years.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model are as provided below.

in thousands of Canadian dollars
	Year ended November 30, 2012	Year ended November 30, 2011
Weighted average share price	$8.68	$13.91
Average risk-free interest rate	0.99% - 1.53%	1.05% - 2.11%
Exercise price	$8.68	$13.91
Expected life	2.5 – 3.5 years	2.5 – 3.5 years
Expected volatility	55% - 66%	70% - 81%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

A summary of the Company’s stock option plan and changes during the years ended November 30, 2012 and 2011 is as follows.

	November 30, 2012		November 30, 2011
	Number of options (thousands)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $
Balance – beginning of year	10,849	7.06	11,338	6.09
Granted	4,613	8.68	1,280	13.91
Exercised	(1,027)	3.13	(1,475)	4.61
Forfeited	(532)	10.86	(294)	11.69
Balance – end of year	13,903	7.08	10,849	7.06

The following table summarizes information relating to stock options outstanding at November 30, 2012.

	Stock options - issued and outstanding			Stock options - exercisable
Range of price	Number of outstanding options (thousands)	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options (thousands)	Weighted average exercise price $
$2.23 to $ 3.99	1,802,827	0.95	2.47	1,802,827	2.47
$4.00 to $ 5.99	4,893,321	2.45	5.05	4,016,987	5.05
$6.00 to $ 7.99	2,299,484	3.66	6.57	1,475,484	6.37
$8.00 to $ 9.99	656,000	2.15	8.07	649,333	8.07
$10.00 to $11.99	2,442,462	3.97	10.21	1,385,550	10.20
$12.00 to $13.99	1,629,330	3.11	13.05	1,428,323	13.04
$14.00 to $15.99	160,000	4.54	14.86	160,000	14.86
$16.00 to $18.02	20,000	3.84	18.01	20,000	18.01
	13,903,424	2.81	7.08	10,938,504	6.85

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(c)	Warrants

During the year ended November 30, 2012 and 2011, 3,891,600 and 8,924,969 share purchase warrants were exercised for total proceeds of $5.8 million and $13.4 million respectively. Subsequent to the year ended November 30, 2012, the remaining share purchase warrants were exercised (Note 29).

A summary of the Company’s share purchase warrants and the changes for the years ended is presented below.

	November 30, 2012		November 30, 2011
	Number of warrants (thousands)	Weighted average exercise price $	Number of warrants (thousands)	Weighted average exercise price $
Balance – beginning of year	40,420	1.49	49,345	1.65
Exercised	(3,891)	1.48	(8,925)	1.48
Balance – end of year	36,529	1.48	40,420	1.49

A summary of the Company’s share purchase warrants outstanding at November 30, 2012 is presented below.

Prices		Warrants outstanding and exercisable (thousands)	Weighted average exercise price $		Weighted average remaining contractual life (years)
US$	1.50	5,192	$	US1.50	0.15
	$1.48	31,337		1.48	0.15
		36,529		1.48	0.15

(d)	Performance share units

The Company has a PSU plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive a  common share of the Company at the end of a specified period. The Compensation Committee may adjust the number of common shares for the achievement of certain performance and vesting criteria. The performance criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the common shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for participants no longer with the Company on vesting date.

For the year ended November 30, 2012, the Company recognized a share-based payment charge against income of $2.7 million
(2011: $2.0 million) for PSUs vested to employees.

(e)	Deferred share units

The Company has a DSU plan that provides for the issuance of DSUs in amounts where the Directors can elect to receive half of their annual retainer in cash and half in DSUs or 100% of their annual retainer in DSUs. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the year ended November 30, 2012, the Company recognized a share-based payment charge against income of $0.2 million (2011: $0.1 million) for the DSUs granted to directors during the year.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

20 Income (loss) per common share

Basic income per common share is computed by dividing income available to the Company’s common shareholders by the weighted average number of common shares outstanding during the period. Diluted income per common share is computed similarly except the weighted average common shares are increased to reflect all dilutive instruments.

in thousands of Canadian dollars,
except for per share and share amounts
	Year ended November 30, 2012 $	Year ended November 30, 2011 $
Income (loss) for the year	67,641	(57,452)
Less: Gain on derivative liability (a)	(36,901)	n/a
Less: Foreign exchange gain on derivative liability (a)	(937)	n/a
Diluted income for the year	29,803	(57,452)

Weighted average common shares
Basic	272,243	236,124
Effect of employee stock-based awards (a)	2,313	n/a
Effect of warrants (a)	28,997	n/a
Diluted	303,553	236,124

Income (loss) per common share
Basic	0.25	(0.24)
Diluted	0.10	(0.24)

(a) The effect was anti-dilutive for year ended November 30, 2011 and therefore not applicable.

21 Related party transactions

Services rendered

During the year ended November 30, 2012, the Company provided exploration and management services to the following: $24,000 (2011: $20,000) to Alexco, a related party having two common directors; $13,000 (2011: $30,000) to TintinaGold, a related party having one director and common shareholders; US$236,000 (2011: US$600,000) to Donlin Gold LLC; office rental and services totaling $798,000 (2011: $881,000) to Galore Creek Partnership; and management and office administration services totaling $908,000 (2011: Nil) to NovaCopper, a company having eight directors and common shareholders.

At November 30, 2012, the Company had $0.1 million receivable from NovaCopper and $4.6 million receivable from Galore Creek Partnership.

Directors and Key management compensation

Key management includes the directors and executive officers of the Company which includes the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer.  The compensation paid or payable to key management for services is shown below:
in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Salaries and other short term employee benefits	3,318	2,881
Severance	1,726	-
Share-based payment	14,499	5,798
Share-based payment - severance	-	3,169
Total	19,543	11,848

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

The amounts payable to key management for employee services at November 30, 2012 was $1,080,000 (2011: $944,000).

22 Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s offices and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2012 are approximately as follows.

in thousands of Canadian dollars
November 30, 2012 $
2013	658
2014	709
2015	794
2016	912
2017	735
Total	3,808

The Company has a sublease for an office location and the future minimum sublease payments expected to be received as at November 30, 2012 are approximately as follows:

in thousands of Canadian dollars
November 30, 2012 $
2013	260
2014	270
2015	270
2016	270
2017	203
Total	1,273

23  Management of capital risk

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of three months or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

24  Financial instruments

Based on its activities, the Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2012.

 in thousands of Canadian dollars
	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	253,037	-	-	-	253,037	253,037
Accounts and notes receivable	2,017	-	-	-	2,017	2,017
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,383	-	-	-	2,383
Reclamation deposits	-	-	1,557	-	1,557	1,557
Long-term accounts receivable	7,673	-	-	-	7,673	7,673
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	5,669	5,669	5,669
Decommissioning liabilities	-	-	-	1,143	1,143	1,1,43
Promissory note (b)				67,670	67,670	67,670
Convertible notes (c)				71,997	71,997	71,997
Embedded derivative	-	-	-	17,820	17,820	17,820
Derivative liability	-	-	-	15,179	15,179	15,179
Other liabilities	-	-	-	105	105	105

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2011.

 in thousands of Canadian dollars
	Loans and receivables	Available for sale	Held for trading	Other financial liabilities	Total carrying amount	Total fair value
Financial assets
Cash and cash equivalents	60,572	-	-	-	60,572	60,572
Accounts and notes receivable	13,974	-	-	-	13,974	13,974
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	4,025	-	-	4,025	4,025
Reclamation deposits	8,900	-	-	-	8,900	8,900
Long-term accounts receivable	4,137	-	-	-	4,137	4,137
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	14,802	14,802	14,802
Decommissioning liabilities	-	-	-	29,176	29,176	29,176
Promissory note (b)	-	-	-	65,979	65,979	65,979
Convertible notes (c)	-	-	-	66,880	66,880	66,880
Embedded derivative	-	-	-	58,660	58,660	58,660
Derivative liability	-	-	-	53,018	53,018	53,018
Deferred liability	-	-	-	4,030	4,030	4,030
Other liabilities	-	-	-	153	153	153

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible notes is a split instrument between equity and liabilities. The fair value represents the value payable under the debt instrument.

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents, reclamation deposits.
Level 3 – Significant unobservable inputs:  promissory notes and convertible notes.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2012, the Company is exposed to currency risk through the following assets and liabilities.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

in thousands of U.S. dollars
	November 30, 2012 US$	November 30, 2011 US$
Cash and cash equivalents	252,201	55,204
Accounts receivables	4,838	13,200
Reclamation deposits	-	6,845
Accounts payable and accrued liabilities	(542)	(6,008)
Convertible notes	(72,460)	(66,061)
Deferred liability	-	(3,950)
Derivative liability	(15,277)	(51,963)
Embedded derivative	(17,935)	(57,493)
Promissory note	(68,106)	(64,666)

Based on the above net exposures as at November 30, 2012, and assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $4.1 million in the Company’s consolidated comprehensive income (loss).

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

As of November 30, 2012, the Company had US$252.2 million in cash and cash equivalents, which assuming that all variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $12.6 million in the Company’s cash and cash equivalents.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through its capital structure and financial leverage as outlined in Note 23 to the consolidated financial statements.

Contractual obligated cash flow requirements as at November 30, 2012 are as follows.
in thousands of Canadian dollars,
unless otherwise specified
	Total $	< 1 Year $	1–2 Years $	2–3 Years $	3–4 Years $	4–5 Years $	Thereafter $
Accounts payable and accrued liabilities	5,669	5,669	-	-	-	-	-
Decommissioning liabilities	1,143	994	149	-	-	-	-
Convertible notes interest (i)	US$13,063	US$5,225	US$5,225	US$2,613	-	-	-
Convertible notes principal (i)	US$95,000	US$95,000	-	-	-	-	-
Promissory note	US$68,106	-	-	-	-	-	US$68,106

(i)
The Notes mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 (“put option”) or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. As a result of the put option, the Company may be required to repurchase the notes on May 1, 2013 and thus the Company has classified the convertible notes and the related embedded derivative as current liabilities.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2012, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks with respect to its assets or operations.

25  Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Combined federal and provincial statutory tax rate	25.13%	26.67%
Income tax expense (recovery) at statutory rate	15,268	(17,935)
Non-deductible expenditures	6,316	38,654
Non-taxable unrealized gain on derivative - warrants	(19,314)	(15,021)
Effect of different statutory tax rates on earnings of subsidiaries	(3,818)	(7,971)
Effect of foreign currency exchange rate changes on deferred income taxes	5,081	12,726
Effect of foreign currency exchange rate differences on prior year ending deferred income tax balances	(7,661)	-
Effect of statutory tax rate change	78	(534)
Changes in deferred tax assets not recognized	26,014	42,641
Effect of distribution of assets to shareholders	(29,065)	(63,785)
Other	218	1,433
Income tax recovery	(6,883)	(9,792)
Consisting of:
Current tax	-	-
Deferred tax	(6,883)	(9,792)
	(6,883)	(9,792)

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%.  Effective January 1, 2012 the Canadian Federal corporate tax rate decreased from 16.5% to 15%.  The overall reduction in tax rates has resulted in a decrease in the Company's statutory tax rate from 26.67% in 2011 to 25.13% in 2012.

During the year, deferred income tax recovery in the amount of $4,000 (2011 - $27,000 deferred income tax expense) has been charged to other comprehensive income.  The deferred income tax expense and recovery relate to gains and losses on the Company's investments classified as available for sale.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of deferred income tax assets and liabilities at November 30, 2012 and 2011 and December 1, 2011 are as follows:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Deferred income tax assets
Non-capital loss carry forwards	31,626	22,028	22,118
Net-capital loss carry forwards	54	61	228
Excess tax value of property plant and equipment over book value	22	22	22
Excess tax value of mineral property over book value	18,538	18,538	18,538
Excess tax value of intangibles over book value	7	7	7
Share issuance costs	-	-	18
Other	98	56	101
Total deferred tax assets	50,345	40,712	41,032
Deferred income tax liabilities
Available for sale investments	(54)	(61)	(228)
Equity investments	(50,124)	(47,538)	(57,018)
Other	(167)	–	(538)
Deferred income tax liabilities	(50,345)	(47,599)	(57,784)
	-	(6,887)	(16,752)
Classified as:
Deferred tax assets, net	-	-	-
Deferred tax liabilities, net	-	(6,887)	(16,752)

The Company has recognized $14.9 million (2011 - $14.0 million) of deferred tax assets that are dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.  In addition, the Company has suffered a loss in the current and prior period in the tax jurisdictions to which the deferred tax assets relate.  The Company has undertaken a tax planning strategy in the current and prior period to merge their Canadian entities when required to access the deferred tax assets to offset future increases in taxable income of their Canadian entities.

Unrecognized deductible temporary differences, unused tax, and unused tax credits are attributable to the following:

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $
Non-capital loss carry forwards	439,449	114,931	163,698
Capital loss carry forwards	331,630	253,945	41,220
Investments	2,352	263	-
Excess tax value of property plant and equipment over book value	10,771	229,816	249,160
Excess tax value of mineral property over book value	88,556	105,817	113,042
Excess tax value of intangibles over book value	2,250	2,250	805
Excess tax value of inventory over book value	-	11,256	4,582
Share issuance costs	12,358	2,415	6,532
Section 267 - Intercompany interest	7,355	7,258	30,672
Decommissioning liability and asset retirement obligation	4,558	29,251	8,212
Other unrecognized deductible temporary differences	1,664	2,575	7,257
	900,943	759,777	625,180

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

(i) The Company has income tax loss carry-forwards of approximately $64.4 million (2011 - $41.1 million) for Canadian tax purposes.  These un-recognized tax losses will expire from 2013 to 2032.

(ii) The Company has capital loss carry-forwards of approximately $331.6 million (2011 - $253.9 million) for Canadian tax purposes.  These un-recognized tax losses are carried forward indefinitely.

(iii) The Company has income tax loss carry-forwards of approximately $374.6 million (2011 - $73.5 million) for United States tax purposes.  These un-recognized tax losses will expire from 2024 to 2032.  Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change under Section 382 occurred on January 22, 2009 regarding the losses incurred by AGC and NOVAGOLD Resources Alaska, Inc.  The U.S. tax loss carry-forward for AGC will not be affected.  However, the U.S. tax losses noted in the above related to NOVAGOLD Resources Alaska Inc. may be subject to limitation under Section 382.  Accordingly, the Company's ability to use these losses may be limited or may expire unutilized. An additional change in control may occur after November 30, 2012 which could further limit the availability of losses prior to the date of change in control.

(iv) The Company has income tax loss carry-forwards of approximately $0.4 million (2011-$0.3 million) for Argentina tax purposes. These un-recognized tax losses will expire from 2016 to 2017.

26 Segmented information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer that makes strategic decisions. For the year ended November 30, 2011, the Company had an additional operating segment for its Ambler project. This was an exploration project that was distributed to the Company’s shareholders (Note 8) and the segmented information for this project is disclosed in note 8 and 14 and the exploration expenditures for the project are in the comparative 2011 mineral property expense.

The Company has one operating segment in exploration and development of mineral properties. The Chief Executive Officer considers the business from a geographic perspective considering the performance of our business units. Segment information is provided on each of the material projects individually in Notes 5, 6 and 7.

27 Net finance costs

in thousands of Canadian dollars
	November 30, 2012 $	November 30, 2011 $
Interest received from cash deposits	(589)	(577)
Accretion from note receivable (note 11)	(924)	(956)
	(1,513)	(1,533)
Interest on promissory note (note 5)	3,447	3,227
Interest on convertible debt (note 16)	5,218	5,096
Accretion on convertible debt (note 16)	6,909	5,745
Interest on note payable for Ambler acquisition	-	985
	15,574	15,053
Total	14,061	13,520

28 Transition to International Financial Reporting Standards

The IFRS accounting policies are presented in Note 2 and have been applied in preparing the financial statements for the year ended November 30, 2012, the comparative information and the opening balance sheet at the date of transition of December 1, 2010.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these first IFRS consolidated financial statements.

First-time adoption exemptions applied

IFRS 1, which governs the first time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening balance sheet at the Company’s transition date, and allows certain exemptions on the transition to IFRS.  The significant exemptions applied in the conversion from Canadian GAAP to IFRS include:

Foreign currency
IFRS 1 allows the Company to be exempted from the retrospective application of IAS 21 The Effects of Changes in Foreign Exchange Rates. The Company has elected to have cumulative translation differences that existed at the date of transition to be recorded to the opening deficit.

Deemed cost
IFRS 1 allows the Company to individually measure items of property, plant and equipment, land, and mineral properties at fair value at transition or an event-driven valuation under prior GAAP. The Company has elected to apply this exemption to its Rock Creek property, as under Canadian GAAP the value has previously been impaired, an event-driven valuation under prior GAAP.

Share-based payment transactions
IFRS 1 allows the Company to not apply IFRS 2, “Share-based payments” to equity instruments granted after November 7, 2002 and vested before the transition date. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share-based payments that had not vested at the Transition Date.

Business combinations
IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from December 1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company elected to adopt IFRS 3R effective December 1, 2010.

Mandatory exceptions to retrospective application
Estimates
Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

Reconciliations of shareholders’ equity

Reconciliations between the previous Canadian GAAP and IFRS Consolidated Balance Sheet at December 1, 2010 and November 30, 2011 are provided below:
in thousands of Canadian dollars
	Note	November 30, 2011 $	December 1, 2010 $
Total shareholders’ equity under previous Canadian GAAP		510,780	611,214
Galore Creek Partnership	(a)	(172,215)	(198,666)
Derivative liability - warrants	(b)	(53,018)	(658,841)
Convertible notes	(c)	(58,138)	(89,896)
Deferred income tax	(d)	(6,952)	(16,752)
Functional currency	(e)	(312)	(320)
Total shareholders’ equity under IFRS		220,145	(353,261)

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

Reconciliation of total comprehensive income

A reconciliation between the previous Canadian GAAP and IFRS total comprehensive income for the year ended November 30, 2011 is provided below.

in thousands of Canadian dollars
	Note	Year ended November 30, 2011 $
Comprehensive loss under previous Canadian GAAP		191,779
Loss (income) adjustments
Galore Creek Partnership	(a)	(53,685)
Derivative liability - warrants	(b)	(53,287)
Convertible notes	(c)	(31,758)
Deferred income tax	(d)	(9,800)
Changes in functional currency	(e)	14,556
Share-based payments	(g)	1,179
Comprehensive loss (income) adjustments
Changes related to functional currency	(e)	(14,564)
Comprehensive loss under IFRS		44,420

Statement of cash flows

The transition to IFRS did not have a material impact on the Company’s net cash flows except for the presentation of Galore Creek Partnership which has deconsolidated under IFRS thus reducing the overall cash balance by Galore Creek Partnership’s cash balance at the year ended November 30, 2011.

in thousands of Canadian dollars
	Note	Year ended November 30, 2011 $
Cash flow used in operating activities under previous Canadian GAAP		(81,337)
Cash (outflow) inflow adjustments
Galore Creek Partnership	(a)	5,143
Cash flow used in operating activities under IFRS		(76,194)
Cash flow from financing activities under previous Canadian GAAP		17,587
Cash (outflow) inflow adjustments
Galore Creek Partnership	(a)	(27,234)
Cash flow used in financing activities under IFRS		(9,647)
Cash flow used in investing activities under previous Canadian GAAP		(21,188)
Cash (outflow) inflow adjustments
Galore Creek Partnership	(a)	22,412
Cash flow used in investing activities under IFRS		(1,224)

Notes to the reconciliations at December 1, 2010 and November 30, 2011

(a) Galore Creek Partnership

Under previous Canadian GAAP, the Company’s 50% interest in the Galore Creek Partnership was accounted for as a Variable Interest Entity in which the Company was the primary beneficiary resulting in consolidation of Galore Creek. Under IFRS, it has been determined that the Galore Creek Partnership is a jointly controlled entity and is accounted for under the equity method in accordance with the Company’s policy. The Company has adjusted, through opening deficit, the difference in accounting as if the Partnership was accounted for under the equity method since its formation in 2007.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

At December 1, 2010, total assets decreased by $222.8 million, liabilities decreased by $24.1 million, and equity decreased by $198.7 million as a result of the change in method of accounting. The impact to opening deficit was $98.6 million on transition date. The significant changes to the presentation of the balance sheet are a reduction in property, plant and equipment of $346.4 million, a reduction in mineral properties of $238.9 million, and the recognition of an equity investment in Galore Creek of $364.8 million as at December 1, 2010.

At November 30, 2011, total assets decreased by $191.2 million, liabilities decreased by $19.0 million, and equity decreased by $172.2 million. For the year ended November 30, 2011, an equity loss of $38.4 million was recognized for Galore Creek. Due to the change in accounting, exploration and development, project care and maintenance, and general and administrative expenses decreased by $38.4 million for the same period. The comprehensive loss was reduced by $53.7 million as the adjustment reversed the previous Canadian GAAP asset impairment charge of $61.0 million, as well as a corresponding impact to deferred income tax recovery of $7.3 million, was reversed relating to the impairment of the Galore Creek power transmission rights and equipment recognized under previous Canadian GAAP.

The loss for the year attributable to non-controlling interest of $37.1 million under previous Canadian GAAP was also eliminated as the Galore Creek Partnership was no longer consolidated.

Cash from operating activities of $5.1 million, cash used in financing activities of $27.2 million and cash from investing activities of $22.4 million for the year under previous Canadian GAAP were also eliminated as Galore Creek Partnership was no longer consolidated.

(b) Derivative liability – warrants

The Company has outstanding warrants which are denominated in U.S. dollars. Under the previous Canadian GAAP, the Company’s outstanding warrants were accounted for as an equity instrument at a historical value determined at the time of issuance. Under IFRS, as the warrants are denominated in a currency other than the functional currency of the Company, the warrants are a derivative liability, recorded at fair value and marked-to-market through the statement of loss.

At December 1, 2010, a loss on the derivative liability of $658.8 million was recognized under IFRS with an increase to opening deficit on transition of $666.7 million. The $658.8 million loss resulted from recording the derivative liability at fair market value as at December 1, 2010.  Share capital increased by $36.4 million to account for previously exercised warrants prior to transition, and warrants decreased by $28.5 million upon recognition of the liability.

At November 30, 2011, the derivative liability was $53.0 million, and the change resulted in an increase to share capital of $143.6 million and an increase to warrants (equity) of $440.2 million. For the year ended November 30, 2011, the recognition of the gain on derivative liability of $28.5 million and a foreign exchange gain of $23.0 million, increased income by $53.4 million.

(c) Convertible notes

The Company has convertible notes outstanding which are denominated in U.S. dollars. As the Company’s functional currency is Canadian dollars, under IFRS, the convertible notes host an embedded derivative liability which is recorded at fair value each period with changes recognized through the statement of loss. Under previous Canadian GAAP, the instrument was accounted for as a compound instrument with equity and liability components.

On transition, including an increase of $46.5 million to opening deficit with the recognition of the embedded derivative and a $43.4 million reduction to the equity component of convertible notes, reduced shareholders’ equity by $89.9 million.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

For the year ended November 30, 2011, a $29.8 million gain on the embedded derivative and a $2.0 million gain on foreign exchange, were recognized under IFRS, increased income by $31.8 million.

(d) Deferred income tax

Under previous Canadian GAAP, the Company recognized a future income tax liability on asset acquisitions where the accounting basis was greater than the tax basis. Under IFRS, the initial recognition exemption does not allow for the recognition of a deferred income tax liability on asset acquisitions.

In the second quarter of 2011, the Company acquired Copper Canyon Resources which resulted in the recognition of a future income tax liability under previous Canadian GAAP. Under IFRS, the deferred income tax liabilities and the corresponding asset of $14.4 million were eliminated in the year ended November 30, 2011.

As discussed above under (a), the Galore Creek Partnership is accounted for as an equity investment under IFRS. Under previous Canadian GAAP, the Partnership was accounted for using the inside basis method of accounting for deferred income tax. Under IFRS, as an equity investment, the Partnership is accounted for under the outside basis method.

Under IFRS, deferred income tax liabilities of $16.8 million and $6.9 million were recognized for the Galore Creek Partnership as at December 1, 2010 and November 30, 2011, respectively. For the year ended November 30, 2011, a deferred income tax recovery of $9.8 million was recognized.

(e) Functional currency

Under previous Canadian GAAP, subsidiaries that were not self-sustaining were translated under the temporal method. Under IFRS, it was determined that the Company had several entities with a U.S. dollar functional currency. As a result of the change in functional currency, the impact to equity was $0.3 million and $0.3 million at December 1, 2010 and November 30, 2011, respectively. For the year ended November 30, 2011, the comprehensive loss was adjusted by $14.5 million with the changes related to functional currency.

In preparing the year-end reconciliation between previous Canadian GAAP and IFRS total comprehensive income for the year ended November 30, 2011 a misallocation was noted between changes in functional currency attributed to income and changes related to other comprehensive income.  The misallocation did not result in any change to the loss or comprehensive loss amount reported in any of the quarterly results during the year ended November 30, 2012 or the comparative year.  The reconciliation provided above corrects for a $46.9 million misallocation between the two equity accounts as at November 30, 2011.

(f) Flow-through shares

Under previous Canadian GAAP, the future income tax expense for the losses renounced to investors and the premium received on the equity offering of flow-through shares is recorded to share capital. Under IFRS, the deferred income tax expense and premium are recorded as a gain or loss in consolidated statement of comprehensive income (loss). At December 1, 2010, a reclassification of $4.2 million was recognized increasing share capital and decreasing opening deficit for historical flow-through share offerings.

(g) Share-based payments

Under IFRS, the Company’s recognition of share-based payments has been accounted for under the graded vesting method. At transition, there is no impact to equity. For the year ended November 30, 2011, share-based payments expense increased by $ 1.2 million.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes to Consolidated Financial Statements

29 Subsequent events

In December 2012, a major shareholder of the Company exercised all of its remaining 31.3 million warrants. The Company issued 31.3 million shares and received proceeds of $46.3 million (US$46.6 million).  In January 2013, the remaining 5.2 million warrants were exercised and the Company issued 5.2 million shares and received proceeds of $7.7 million (US$7.8 million).

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012